UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2016**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

The information set forth in Item 1.02 of this Form 8-K is incorporated by reference herein.

Item 1.02   Termination of a Material Definitive Agreement

On January 27, 2016, Meredith Corporation (the "Company"), Media General, Inc., a Virginia corporation ("Media General"), Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Media General ("New Holdco"), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco ("Merger Sub 1"), and Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco ("Merger Sub 2"), entered into a Termination Agreement (the "Termination Agreement") to immediately terminate the Agreement and Plan of Merger, dated September 7, 2015, by and among the Company, Media General, New Holdco, Merger Sub 1 and Merger Sub 2 (the "Merger Agreement").

Pursuant to the Termination Agreement, Media General paid a termination fee of $60 million to the Company. In addition to the payment of the termination fee, the Company received the opportunity to negotiate for the purchase of certain broadcast and digital assets owned by Media General during a limited exclusivity period.

Item 7.01   Regulation FD Disclosure

On January 27, 2016, the Company issued a press release announcing the termination of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

      (d) Exhibits

            99   Press Release dated January 27, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: January 27, 2016

INDEX TO EXHIBITS

Exhibit Number	Item
99	Press Release dated January 27, 2016.

Exhibit 99

 

MEREDITH AND MEDIA GENERAL AGREE TO TERMINATE MERGER AGREEMENT

DES MOINES, IA/ RICHMOND, VA (January 27, 2016) – Meredith Corporation (**NYSE:MDP;** www.meredith.com) and Media General, Inc. (**NYSE:MEG;** www.mediageneral.com) said today they have agreed to terminate immediately the binding merger agreement they entered into on September 8, 2015.

In exchange for terminating the merger agreement, Meredith will receive:

• **$60 million in cash** payable immediately.

• An **opportunity to negotiate for the purchase of certain broadcast and digital assets** currently owned by Media General.

"While we still believe in the strategic and financial benefits a merger with Media General would have created, we are pleased with the financial benefits of the termination agreement and the shareholder value created," said Meredith Chairman and CEO Stephen M. Lacy. "Meredith is a strong and growing company with a powerful and diverse media portfolio. We have a successful record of delivering increased Total Shareholder Return, and look forward to enhancing our financial and competitive position with the benefits received."

"We are pleased to have this matter behind us and look forward to working towards completion of our transaction with Nexstar, which we believe is in the best interest of Media General and delivers superior value to our shareholders," said Media General Chief Executive Officer, Vincent L. Sadusky.

There is no assurance that Media General and Meredith will reach agreement with respect to a purchase of any broadcast and digital assets, any such transaction being subject to approval of Nexstar Broadcasting Group under Media General's merger agreement with Nexstar.

ABOUT MEREDITH CORPORATION

Meredith Corporation has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of American Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

ABOUT MEDIA GENERAL

Media General is one of the nation's largest local media companies that operates or services 71 television stations in 48 markets, along with the industry's leading digital media business. Its robust portfolio of broadcast, digital and mobile products informs and engages 23 percent of U.S. TV households and more than two-thirds of the U.S. Internet audience. Media General has one of the industry's largest and most diverse digital media businesses that includes LIN Mobile, Federated Media, HYFN, Dedicated Media and BiteSizeTV, all under the LIN Digital banner. With unmatched local-to-national reach and integrated marketing solutions, Media General is a one-stop-shop for agencies and brands that want to effectively and efficiently reach their target audiences across all screens. Media General trades on the NYSE under the symbol "MEG." For more information, visit www.mediageneral.com.

MEREDITH CONTACTS:

Shareholder/Financial Analysts:
Mike Lovell
Director of Investor Relations
(515) 284-3622
Mike.Lovell@meredith.com

Media:
Art Slusark
Chief Communications Officer
(515) 284-3404
Art.Slusark@meredith.com

Tom Johnson or Pat Tucker
Abernathy MacGregor
(212) 371-5999
tbj@abmac.com; pct@abmac.com

MEDIA GENERAL CONTACTS:

Shareholder/Financial Analysts:
Jim Woodward
Chief Financial Officer
(804) 887-5110
jwoodward@mediageneral.com

Media:
Courtney Guertin
Marketing & Communications Director
(401) 457-9501
cguertin@mediageneral.com

Dan Burch / Charlie Koons
MacKenzie Partners, Inc.
(212) 929-5500

Jamie Moser/Andi Rose
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General and Meredith's control.

Statements in this document regarding Media General and/or, Meredith that are forward-looking, are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General and/or Meredith, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Meredith's and Media General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.